NEWS RELEASE

May 3, 2017

Nevsun Receives Strong Support from Shareholders at 2017 AGM

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (the “Company” or “Nevsun”) is pleased to announce the results of voting at its annual general meeting of shareholders which was held on May 3, 2017, in Vancouver, British Columbia (the “Meeting”).  A total of 69% of outstanding shares were voted at the Meeting which showed a high participation of shareholders and evidenced strong support for the election of its nominees as directors and for Nevsun’s approach to executive compensation.

Election of Directors

The eight nominees for director listed in Nevsun’s management proxy circular were elected as set out in the following table:

Director	Votes For	%
R. Stuart Angus	164,019,377	93
Ian R. Ashby	171,967,488	97
Geoffrey Chater	168,726,678	95
Clifford T. Davis	171,841,039	97
Anne E. Giardini	175,702,208	99
Ian W. Pearce	174,028,087	98
Stephen V. Scott	160,740,832	91
David S. Smith	175,422,540	99

Appointment of Auditors

KPMG LLP was appointed as auditors of the Company and the directors of the Company were authorized to fix the remuneration of the auditors by a 95% majority of the votes cast.

Advisory Vote on Executive Compensation

Nevsun’s approach to executive compensation (say on pay) was accepted by a 90% majority of the votes cast at the Meeting and shows its shareholders are confident in Nevsun’s approach to executive compensation.  The Company also received valuable input from shareholders as part of the process. The primary objective of the Company’s compensation program, including the executive compensation program, is to attract and retain qualified employees that fit in with the Nevsun corporate culture in order to achieve its corporate objectives and increase shareholder value and to promote greater alignment of interests between its executive officers and shareholders.

Confirmation, Ratification and Continuation of the Company’s Shareholder Rights Plan

The shareholder rights plan of the Company (the “Rights Plan”) was approved, ratified and confirmed by a 66% majority of the votes cast.  The purpose of the Rights Plan is to encourage the fair treatment of shareholders in connection with any take-over bid for the Company, assuring adequate time to shareholders and the board of directors of the Company to assess a take-over bid and consider any alternatives to promote fairness and maximize shareholder value.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone in Serbia and 60% owner of the high-grade copper-zinc Bisha Mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing the Timok project to production.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com